UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

BONTAN CORPORATION INC.
(Name of Issuer)

Common Shares without par value
(Title of Class of Securities)

09852M101
(CUSIP Number)

Pinetree Capital Ltd.
The Exchange Tower
130 King Street West, Suite 2500
Toronto, Ontario, Canada
 M5X 1A9
Telephone: (416) 941-9600
Attention: Larry Goldberg
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Ralph W. Norton, Esq.
Davis & Gilbert LLP
1740 Broadway
New York, New York 10019
(212) 468-4800

March 31, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§ 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 15 pages

CUSIP No. 09852M101

1		names of reporting persons Pinetree Resource partnership
2		check the appropriate box if a member of a group (See Instructions) (a) (b)
3		sec use only
4		source of funds (See Instructions) WC
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6		citizenship or place of organization ONTARIO, CANADA
	7	sole voting power 0 (See Items 2 and 5)
number of shares beneficially owned by each reporting person with	8	shared voting power 10,000,000 (See Items 2 and 5)
	9	sole dispositive power 0 (See items 2and 5)
	10	shared dispositive power 10,000,000 (See Items 2 and 5)
11		aggregate amount beneficially owned by each reporting person 10,000,000 (See Items 2 and 5)
12		check if the aggregate amount in row (11) excludes certain shares
13		percent of class represented by amount in row (11) 13.8% (See items 2 and 5)
14		type of reporting person (See Instructions) PN

Page 2 of 15 pages

CUSIP No. 09852M101

1		names of reporting persons Pinetree capital investment corp.
2		check the appropriate box if a member of a group (See Instructions) (a) (b)
3		sec use only
4		source of funds (See Instructions) WC
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6		citizenship or place of organization ALBERTA, CANADA
	7	sole voting power 0 (See Items 2 and 5)
number of shares beneficially owned by each reporting person with	8	shared voting power 10,000,000 (See Items 2 and 5)
	9	sole dispositive power 0 (See Items 2 and 5)
	10	shared dispositive power 10,000,000 (See Items 2and 5)
11		aggregate amount beneficially owned by each reporting person 10,000,000 (See Items 2 and 5)
12		check if the aggregate amount in row (11) excludes certain shares
13		percent of class represented by amount in row (11) 13.8% (See item 5)
14		type of reporting person (See Instructions) Co

Page 3 of 15 pages

CUSIP No. 09852M101

1		names of reporting persons Emerald Capital Corp.
2		check the appropriate box if a member of a group (See Instructions) (a) (b)
3		sec use only
4		source of funds (See Instructions) WC
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6		citizenship or place of organization ALBERTA, CANADA
	7	sole voting power 0 (See Items 2 and 5)
number of shares beneficially owned by each reporting person with	8	shared voting power 10,000,000 (See Items 2 and 5)
	9	sole dispositive power 0 (See Items 2 and 5)
	10	shared dispositive power 10,000,000 (See Items 2and 5)
11		aggregate amount beneficially owned by each reporting person 10,000,000 (See Items 2 and 5)
12		check if the aggregate amount in row (11) excludes certain shares
13		percent of class represented by amount in row (11) 13.8% (See item 5)
14		type of reporting person (See Instructions) Co

Page 4 of 15 pages

CUSIP No. 09852M101

1		names of reporting persons Pinetree Capital Ltd.
2		check the appropriate box if a member of a group (See Instructions) (a) (b)
3		sec use only
4		source of funds (See Instructions) WC
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6		citizenship or place of organization ONTARIO, CANADA
	7	sole voting power 0 (See Items 2 and 5)
number of shares beneficially owned by each reporting person with	8	shared voting power 10,000,000 (See Items 2 and 5)
	9	sole dispositive power 0 (See Items 2 and 5)
	10	shared dispositive power 10,000,000 (See Items 2and 5)
11		aggregate amount beneficially owned by each reporting person 10,000,000 (See Items 2 and 5)
12		check if the aggregate amount in row (11) excludes certain shares
13		percent of class represented by amount in row (11) 13.8% (See item 5)
14		type of reporting person (See Instructions) Co

Page 5 of 15 pages

CUSIP No. 09852M101

1		names of reporting persons Sheldon Inwentash
2		check the appropriate box if a member of a group (See Instructions) (a) (b)
3		sec use only
4		source of funds (See Instructions) PF
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6		citizenship or place of organization CANADA
	7	sole voting power 7,000,000 (See Items 2 and 5)
number of shares beneficially owned by each reporting person with	8	shared voting power 10,000,000 (See Items 2 and 5)
	9	sole dispositive power 7,000,000 (See Items 2 and 5)
	10	shared dispositive power 10,000,000 (See Items 2and 5)
11		aggregate amount beneficially owned by each reporting person 17,000,000 (See Items 2 and 5)
12		check if the aggregate amount in row (11) excludes certain shares
13		percent of class represented by amount in row (11) 22.2% (See item 5)
14		type of reporting person (See Instructions) IN

Page 6 of 15 pages

This Amendment No. 5 (this "Amendment") amends the Statement on Schedule 13D filed on April 27, 2006 (the "Schedule 13D"), as previously amended by Amendment No. 1 thereto, filed on May 5, 2006, Amendment No. 2 thereto, filed on September 23, 2009, Amendment No. 3 thereto (on Schedule 13G), filed on November 25, 2009, and Amendment No. 4 thereto (on Schedule 13G), filed on February 5, 2010, by Pinetree Resource Partnership, Pinetree Capital Investment Corp., Emerald Capital Corp., Pinetree Capital Ltd. and Sheldon Inwentash.

Item 1.	Security and Issuer.

The title of the class of equity securities to which this statement relates is common shares without par value (the “Common Shares”) of Bontan Corporation Inc., a corporation formed under the laws of the Province of Ontario, Canada (the “Company”). The address of the principal executive offices of the Company is 47 Avenue Road, Suite 200, Toronto, Ontario, Canada M5R 2G3.

Item 2.	Identity and Background.

(a)-(c)	This Schedule 13D is being filed by Pinetree Resource Partnership, a general partnership formed under the laws of Ontario (“Pinetree Resource”), and by Pinetree Capital Ltd. (“Pinetree Capital”), a corporation formed under the laws of the Province of Ontario, Canada. This Schedule 13D is also being filed by Pinetree Capital Investment Corp., a corporation organized under the laws of Ontario, Canada (“PCIC”), and Emerald Capital Corp., a corporation formed under the laws of the Province of Alberta, Canada (“Emerald”). PCIC holds 99.99% of the outstanding equity interests of Pinetree Resource and Emerald holds 0.01% of the outstanding equity interests of Pinetree Resource. Pinetree Capital is the parent company and holds 100% of the outstanding capital stock of each of PCIC and Emerald. The principal businesses of Pinetree Capital, Pinetree Resource, PCIC and Emerald are private investment. This Schedule 13D is also being filed by Sheldon Inwentash (“Inwentash”). Inwentash is the Chief Executive Officer of Pinetree Capital and President of PCIC and Emerald.

The address of the business and principal office of each of Pinetree Resource, Pinetree Capital, PCIC, Emerald and Inwentash is The Exchange Tower, 130 King Street West, Suite 2500, Toronto, Ontario M5X 1A9.

(d)
During the past five years, neither Pinetree Resource nor, to Pinetree Resource’s knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).  During the past five years, neither Pinetree Capital nor, to Pinetree Capital’s knowledge, any of its executive officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).  During the past five years, neither PCIC nor, to PCIC’s knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).  During the past five years, neither Emerald nor, to Emerald’s knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).  During the past five years, Inwentash has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

Page 7 of 15 pages

(e)
During the past five years, neither Pinetree Resource nor, to Pinetree Resource’s knowledge, any of its executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  During the past five years, neither Pinetree Capital nor, to Pinetree Capital’s knowledge, any of its executive officers, directors or controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the past five years, neither PCIC nor, to PCIC’s knowledge, any of its executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.   During the past five years, neither Emerald nor, to Emerald’s knowledge, any of its executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  During the past five years, Inwentash has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
The name, citizenship, business address, principal business occupation or employment of each of the directors and executive officers of Pinetree Resource, Pinetree Capital, PCIC and Emerald are set forth on Annex A hereto.  Inwentash is a Canadian citizen.

Item 3.	Source and Amount of Funds and Other Consideration.

On March 31, 2010, Pinetree Resource acquired 1,500,000 units, each consisting of one Common Share and a warrant to purchase one Common Share at a price of $0.35 per share (“Units”), from the Company in a private placement for an aggregate purchase price of $300,000.  The consideration used by Pinetree Resource to acquire the Units was Pinetree Resource’s working capital.

On March 31, 2010, Inwentash purchased 1,000,000 Units from the Company in a private placement for an aggregate purchase price of $200,000.  The consideration used by Inwentash to acquire the Units was Inwentash’s personal funds.

Item 4.	Purpose of Transaction.

(a) -- (j).  All of the Units were acquired for investment purposes.  Pinetree Capital is a diversified investment, financial advisory and merchant banking firm focused on the small-cap, junior resource exploration market.  Pinetree’s investments are primarily in the following resource sectors:  Uranium, Oil & Gas, Precious Metals, Base Metals and Potash, Lithium and Rare Earths.  Pinetree Capital also has investments in the Biotechnology, Energy Related Technology, and Technology sectors.  Pinetree Capital’s investment approach is to develop a macro view of a sector, build a position consistent with the view by identifying micro-cap opportunities within that sector, and devise an exit strategy designed to maximize our relative return in light of changing fundamentals and opportunities.  To that end, we will review our investment in the Company on a continuing basis, and increase or decrease our investment in the Company depending upon the price and availability of its securities, subsequent developments affecting the Company, the Company’s business and prospects, other investment and business opportunities available to us, general stock market and economic conditions, tax considerations and other factors.

Page 8 of 15 pages

Except as set forth in this Item 4, neither Pinetree Resource, Pinetree Capital, PCIC, Emerald nor Inwentash have any present plans that relate to or would result in: the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to the foregoing.

Item 5.	Interest in Securities of the Issuer.

(a)
As of the date hereof, Pinetree Resource is deemed to beneficially own an aggregate of 10,000,000 Common Shares (the “PR Shares”), representing approximately 13.8% of the number of Common Shares outstanding.  The PR Shares include 2,000,000 Common Shares issuable upon exercise of warrants at a price of $0.20 per share expiring March 31, 2014, 2,500,000 Common Shares issuable upon exercise of warrants at a price of $0.35 per share expiring January 29, 2015, and 1,500,000 Common Shares issuable upon exercise of warrants at a price of $0.35 per share expiring March 29, 2015.  As of the date hereof, Inwentash is deemed to beneficially own an aggregate of 17,000,000 Common Shares, representing approximately 22.2% of the number of Common Shares outstanding.  This amount includes the PR Shares and 7,000,000 Common Shares that Inwentash owns directly (the “Inwentash Shares”).  The Inwentash Shares include 1,000,000 Common Shares issuable upon exercise of warrants at a price of $0.20 per share expiring March 31, 2014, 2,000,000 Common Shares issuable upon exercise of warrants at a price of $0.35 per share expiring January 29, 2015, and 1,000,000 Common Shares issuable upon exercise of warrants at a price of $0.35 per share expiring March 29, 2015.  Pinetree Capital has been advised by the Company that the Company had 66,429,076 Common Shares outstanding on April 9, 2010.

(b)
By virtue of Pinetree Resource’s direct ownership of the PR Shares and Pinetree Capital, PCIC and Emerald’s ownership and control of Pinetree Resource, Pinetree Capital, PCIC, Emerald and Pinetree Resource may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the PR Shares.

Inwentash has sole power to direct the vote and to direct the disposition of the Inwentash Shares. By virtue of his position as Chief Executive Officer of Pinetree Capital, Inwentash may be deemed to have shared power to vote the PR Shares. Inwentash disclaims beneficial ownership of the PR Shares.

Page 9 of 15 pages

(c)	Pinetree Resource effected the following transactions in the past 60 days:

Date	Units acquired	Price per Unit	Nature of Transaction
March 31, 2010	1,500,000	$0.20	Private purchase

Inwentash effected the following transactions in the past 60 days:

Date	Securities acquired	Price per Unit	Nature of Transaction
March 31, 2010	1,000,000	$0.20	Private purchase

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement between Pinetree Resource Partnership, Pinetree Capital Investment Corp., Emerald Capital Corp., Pinetree Capital Ltd. and Sheldon Inwentash dated as of April 12, 2010.

Page 10 of 15 pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:              April 12, 2010

PINETREE RESOURCE PARTNERSHIP

By: /s/ Larry Goldberg
Name: Larry Goldberg
Title: Authorized Signing Officer*

PINETREE CAPITAL INVESTMENT CORP.

By: /s/ Larry Goldberg
Name: Larry Goldberg
Title: Chief Finacnial Officer

EMERALD CAPITAL CORP.

By: /s/ Sheldon Inwentash
Name: Sheldon Inwentash
Title: President

PINETREE CAPITAL LTD.

By: /s/ Larry Goldberg
Name: Larry Goldberg
Title: Executive Vice President and Chief Financial Officer

/s/ Sheldon Inwentash
Sheldon Inwentash

_________________________________

*
Resolutions of the partners of Pinetree Resource Partnership, dated as of April 20, 2006 (the “Resolutions”), appoint Mr. Goldberg as Authorized Signing Officer.  The Resolutions, which were filed on May 5, 2006, as Exhibit 2 to Amendment No. 1 to the Schedule 13D, are incorporated herein by reference.

Page 11 of 15 pages

Annex A

Executive Officers and Directors

Pinetree Capital Ltd.

Name	Principal Occupation or Employment and Business Address

Sheldon Inwentash Canadian citizen	Director and Chief Executive Officer Pinetree Capital Ltd. The Exchange Tower 130 King Street West, Suite 2500 Toronto, Ontario, M5X 1A9, Canada

Larry Goldberg Canadian citizen	Executive Vice-President and CFO Pinetree Capital Ltd. The Exchange Tower 130 King Street West, Suite 2500 Toronto, Ontario, M5X 1A9, Canada

Richard Patricio Canadian citizen	Vice President, Legal & Corporate Pinetree Capital Ltd. The Exchange Tower 130 King Street West, Suite 2500 Toronto, Ontario, M5X 1A9, Canada

Bruno Maruzzo Canadian citizen	Director of Pinetree Capital Principal of Technoventure Inc., a business consulting company 800 Petrolia Road, Unit 15 Toronto, Ontario, M3J 3K4, Canada

Peter Harder Canadian citizen	Director of Pinetree Capital Senior Policy Advisor of Frazer Milner Casgrain 99 Bank Street, Suite 1420 Ottawa, Ontario, K1P 1H4, Canada

Ron Perry Canadian citizen	Director of Pinetree Capital Principal of Briolijor Corporation, a business consulting company 28 Appleglen Hudson, Quebec, J0P 1H0, Canada

Kent Moore Canadian citizen	Director of Pinetree Capital Professor with the Department of Physics, University of Toronto 864 Davenport Rd. Toronto, Ontario, M6G 2B6, Canada

Page 12 of 15 pages

Gerry Feldman Canadian citizen	Director of Pinetree Capital Chief Financial Officer of Brownstone Ventures Inc. The Exchange Tower 130 King Street West, Suite 2500 Toronto, Ontario, M5X 1A9, Canada

Andrew Fleming Canadian citizen	Director of Pinetree Capital Senior Partner , Ogilvy Renault Royal Bank Plaza, South Tower 200 Bay Street, Sutie 3800 Toronto, Ontario, M5J 2Z4, Canada

Marshall Auerback Canadian citizen	Director of Pinetree Capital Independent Businessman 817 Pearl Street Denver, CO 80203 USA

Pinetree Resource Partnership

Name and Citizenship	Principal Occupation or Employment and Business Address

Sheldon Inwentash Canadian citizen	Authorized Signing Officer of Pinetree Resource Chief Executive Officer of Pinetree Capital Ltd. The Exchange Tower 130 King Street West, Suite 2500 Toronto, Ontario, M5X 1A9, Canada

Larry Goldberg Canadian citizen	Authorized Signing Officer of Pinetree Resource Excutive Vice-President and CFO of Pinetree Capital Ltd. The Exchange Tower 130 King Street West, Suite 2500 Toronto, Ontario, M5X 1A9, Canada

Richard Patricio Canadian citizen	Authorized Signing Officer of Pinetree Resource Vice President, Legal & Corporate of Pinetree Capital Ltd. The Exchange Tower 130 King Street West, Suite 2500 Toronto, Ontario, M5X 1A9, Canada

Page 13 of 15 pages

Pinetree Capital Investment Corp.

Name	Principal Occupation or Employment and Business Address

Sheldon Inwentash Canadian citizen	Director and President Chief Executive Officer of Pinetree Capital Ltd. The Exchange Tower 130 King Street West, Suite 2500 Toronto, Ontario, M5X 1A9, Canada

Larry Goldberg Canadian citizen	Director and CFO Executive Vice-President and CFO of Pinetree Capital Ltd. The Exchange Tower 130 King Street West, Suite 2500 Toronto, Ontario, M5X 1A9, Canada

Emerald Capital Corp.

Name	Principal Occupation or Employment and Business Address

Sheldon Inwentash Canadian citizen	Director, President and Secretary-Treasurer of Emerald Capital Chief Executive Officer of Pinetree Capital Ltd. The Exchange Tower 130 King Street West, Suite 2500 Toronto, Ontario, M5X 1A9, Canada

Page 14 of 15 pages